COMMENTS RECEIVED ON 11/22/2024

FROM DANIEL GREENSPAN

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF

POST-EFFECTIVE AMENDMENT NO. 29

1)

All funds

C:

The Staff requests we represent supplementally that the funds’ prospectus will not be used and no sales of the funds’ shares made until after the reorganizations are consummated.

R:

The funds will not be publicly sold under the prospectuses until the reorganizations have been consummated.

2)

All funds

C:

The Staff requests we confirm supplementally that the disclosure in the 485(b) filing or a supplement will reflect the reorganizations have occurred.

R:

We will file supplements to reflect that the reorganizations have occurred.

3)

Fidelity Municipal Bond Opportunities ETF

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to the supplemental index.”

C:

The Staff asks that we identify the “supplemental index.”

R:

The supplemental index is described in the “Appendix – Additional Index Information” section of the prospectus:

“Fidelity Municipal Bond Opportunities Composite IndexSM is a customized blend of unmanaged indices: Bloomberg 1-10 Year Municipal Bond Index - 60%, Bloomberg 10+ Year Municipal Bond Index - 30% and Bloomberg Municipal High Yield Index - 10%.”

4)

Fidelity Municipal Bond Opportunities ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets across different market sectors and maturities.”

C:

The Staff requests we specify the extent of any requirements as to maturity, duration, and credit quality and the criteria that will be used to allocate assets across those sectors and maturities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity or duration. The fund’s disclosure addresses its principal investment strategy concerning credit quality by noting that the majority of the municipal securities in which the fund invests are investment-grade (those of medium and high quality) and up to 30% of the fund's assets may be invested in lower-quality debt securities. Accordingly, we have not modified the disclosure.

5)    Fidelity Municipal Bond Opportunities ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.”

C:

The Staff requests we tailor the disclosure about the risks that are associated with any specific strategies the fund anticipates using related to derivatives.

R:

The derivative instruments listed in the fund’s principal investment strategy and principal investment risk disclosures consist of the universe of derivatives that the fund may invest in from time to time. We believe the prospectus disclosure appropriately addresses the fund’s use of derivatives and note that the fund’s Statement of Additional Information contains additional information about the fund’s derivatives strategies under “Investment Policies and Limitations – Futures, Options, and Swaps.” As a result, we respectfully decline to modify the disclosure.

6)

Fidelity Municipal Bond Opportunities ETF

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we advise why the performance history for this fund is not included when it has been provided for the other fund in the filing.

R:

As noted in the “Fund Summary – Performance” section, the Predecessor Fund and the fund have not been in operation for one calendar year (see disclosure below, emphasis added):

Fund Summary – Performance

“Subject to approval of shareholders of Fidelity® Municipal Core Plus Bond Fund ("Predecessor Fund"), it is currently contemplated that the Predecessor Fund will be reorganized into the fund ("Reorganization"), effective on or about April 4, 2025. The Predecessor Fund's investment objective is identical to the fund's and the Predecessor Fund is managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the fund. The Predecessor Fund is designated as the accounting survivor in the Reorganization. As a result, the fund will assume the historical performance of Fidelity® Municipal Core Plus Bond Fund, a class of shares of the Predecessor Fund, and performance history will be available for the fund after the Predecessor Fund and the fund have together been in operation for one calendar year.

Visit www.fidelity.com for more recent performance information.”

7)

All funds

“Fund Summary” (prospectus)

“Investment Advisers”

C:

The Staff requests we disclose the sub-advisers or explain why they are not provided.

R:

As the “other investment advisers” will not have day-to-day responsibility for choosing investments for each fund, they are not named in each Fund Summary section.

8)     Fidelity Municipal Bond Opportunities ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Municipal debt securities are issued to raise money for a variety of public and private purposes, including general financing for state and local governments, financing for eligible non-profit organizations, or financing for a specific project or public facility. Municipal debt securities in which the fund invests include securities issued by U.S. territories and possessions, general obligation bonds of municipalities, local or state governments, project or revenue-specific bonds, or pre-refunded or escrowed bonds, municipal money market securities, and synthetic securities. Municipal securities usually pay a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security.”

C:

The Staff requests we tailor the disclosure above to the specific securities in which the fund will invest.

R:

The municipal debt securities listed in the fund’s principal investment strategy disclosure provide investors with a definition of what municipal debt securities are and also include a list of securities the fund may invest in from time to time.

9)

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm supplementally that if acquired fund fees and expenses are greater than 0.01%, they will be included in the annual operating expenses table.

R:

We confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

10)

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we specify in disclosure which index the fund will use for purposes of comparing its performance to an appropriate broad-based securities market index.

R:

We will modify the disclosure as marked below (new language is underlined):

“Fidelity® Municipal Bond Opportunities ETF will compare its performance to the performance of Fidelity Municipal Bond Opportunities Composite IndexSM and Bloomberg Municipal Bond Index.”

“Fidelity® Systematic Municipal Bond Index ETF will compare its performance to the performance of Fidelity Systematic U.S. Municipal Bond IndexSM and Bloomberg Municipal Bond Index.”

11)

Fidelity Systematic Municipal Bond Index ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we define duration and provide an example of how it works.

R:

The following definition is included in the “Investment Policies and Limitations” section of the fund’s Statement of Additional Information.

Duration is a measure of a bond's price sensitivity to a change in its yield. For example, if a bond has a 5-year duration and its yield rises 1%, the bond's value is likely to fall about 5%. Similarly, if a bond fund has a 5-year average duration and the yield on each of the bonds held by the fund rises 1%, the fund's value is likely to fall about 5%. For funds with exposure to foreign markets, there are many reasons why all of the bond holdings do not experience the same yield changes. These reasons include: the bonds are spread off of different yield curves around the world and these yield curves do not move in tandem; the shapes of these yield curves change; and sector and issuer yield spreads change. Other factors can influence a bond fund's performance and share price. Accordingly, a bond fund's actual performance will likely differ from the example.

12)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Municipal Bond Opportunities ETF:

“While the majority of the municipal securities in which the fund invests are investment-grade (those of medium and high quality), the Adviser may invest up to 30% of the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). ”

From Fidelity Systematic Municipal Bond Index ETF:

“The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Although the Adviser does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, the Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

C:

The Staff requests we provide a more precise definition of “medium and high quality.”

R:

We believe the meaning of “medium and high quality investment-grade debt securities” is standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified our disclosure.

13)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

FOLLOW-UP COMMENT RECEIVED ON 12/13/2024

FROM DANIEL GREENSPAN

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Municipal Bond Opportunities ETF, Fidelity Systematic Municipal Bond Index ETF

POST-EFFECTIVE AMENDMENT NO. 29

1)

Fidelity Municipal Bond Opportunities ETF

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to the supplemental index.”

C:

The Staff reiterates the request that we identify the supplemental index in the fund’s principal investment strategies. The Staff noted we could also direct the reader to the Appendix.

R:

We will revise the principal investment strategy disclosure as follows (new language is underlined):

“Managing the fund to have similar overall interest rate risk to the supplemental index (see “Additional Index Information” section of the prospectus).”